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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except share and per share amounts)

	Fiscal Year
								Year Ended December 26, 2003 on a pro forma basis for the exchange offer and the issuance of the old notes (2)(3)(4)	Six Months Ended June 25, 2004 on a pro forma basis for the exchange offer and the issuance of the old notes(3)(4)
						Six Months Ended June 25, 2004	Six Months Ended June 27, 2003
	1999	2000	2001	2002	2003
Earnings:
Net (loss) income prior to cumulative effect of change in accounting principle	(146.1)	37.0	(336.4)	(374.7)	(157.1)	25.5	(49.2)	(135.1)	40.3
Taxes on net (loss) income	(48.2)	15.2	123.4	14.7	47.4	33.2	14.4	47.4	33.2
Total fixed charges	94.0	96.0	97.6	95.1	104.7	55.3	48.7	73.7	36.0
Capitalized interest	(4.6)	(.2)	(.7)	(1.4)	(.3)	—	(0.3)	(0.3)	—
Capitalized interest amortized	2.2	2.4	2.2	2.3	2.3	1.1	1.1	2.3	1.1
Equity loss/(earnings) of non-consolidated affiliated companies accounted for by the equity method, net of dividends	(11.0)	(8.9)	(4.6)	(4.3)	(9.1)	(0.9)	0.8	(9.1)	(0.9)

	(113.7)	141.5	(118.5)	(268.3)	(12.1)	114.2	15.5	(21.2)	109.7

Fixed Charges:
Interest expense (including dividend on trust preferred security)	70.2	83.3	84.5	83.0	95.5	51.1	44.7	64.5	31.8
Capitalized interest	4.6	.1	.7	1.4	.3	—	0.3	0.3	—
Imputed interest on non-capitalized lease payment	19.2	12.6	12.4	10.7	8.9	4.2	3.7	8.9	4.2

	94.0	96.0	97.6	95.1	104.7	55.3	48.7	73.7	36.0

Ratio of earnings to fixed charges(1)(2)	—	1.47	—	—	—	2.07	—	—	3.05

(1)
Includes in fiscal years 1999, 2000, 2001, 2002 and 2003 and in the six-month periods ended June 25, 2004 and June 27, 2003 dividends on preferred securities of a subsidiary trust of $15.2, $15.8, $15.8, $16.6, $18.1, $9.7 and $8.9, respectively. The pro forma results for the year ended December 26, 2003 include a $11.0 reduction in dividends on the trust securities, a $14.7 reduction in interest on the convertible notes, a $1.8 increase in interest on the 2005 notes, and a $6.7 reduction in interest on the Robbins bonds. The pro forma results for the six months ended June 25, 2004 include a $5.9 reduction in dividends on the trust securities, a $7.4 reduction in interest on the convertible notes, a $0.9 increase in interest on the 2005 notes, and a $3.3 reduction in interest on the Robbins bonds. The pro forma results also include the issuance of

  $120 in aggregate principal amount of old notes, the proceeds of which were used to reduce amounts outstanding under our senior secured credit agreement.

(2)
Earnings are inadequate to cover fixed charges by $207.7, $216.1, $363.4, $116.8 and $33.2 for the fiscal years 1999, 2001, 2002 and 2003 and the six-month period ended June 27, 2003, respectively. The coverage deficiency is $94.9 for the year ended December 26, 2003 on a pro forma basis.

(3)
Reflects that:

•
holders of 59.3% of the aggregate liquidation amount of trust securities tendered in the equity-for-debt exchange offer; and

•
holders of 98.5% of the aggregate principal amount of convertible notes tendered in the equity-for-debt exchange offer; and

•
holders of 99.2% of the aggregate principal amount, outstanding as of June 25, 2004, of 2009 Series C Robbins bonds tendered in the equity-for-debt exchange offer; and

•
holders of 99.1% of the accreted principal amount, outstanding as of June 25, 2004, of Series D Robbins bonds tendered in the equity-for-debt exchange offer; and

•
holders of 73.4% of the aggregate principal amount, outstanding as of June 25, 2004, of 2024 Series C Robbins bonds tendered in the equity-for-debt exchange offer; and

•
holders of 94.3% of the aggregate principal amount of 2005 notes tendered in the equity-for-debt exchange offer.

(4)
Reflects the issuance of 38,036,196 common shares of Foster Wheeler Ltd. to members of Foster Wheeler's senior management and board of directors, subject to certain restrictions, under a restricted stock plan which we adopted in conjunction with the closing of the equity-for-debt exchange offer, at a price of $0.47 per share. Grants under the plan will be expensed over a two-year vesting period. Also reflects unearned compensation related to the options to purchase 43,516.76 preferred shares (the equivalent of 56,571,788 common shares) of Foster Wheeler Ltd. to members of Foster Wheeler's senior management under a stock option plan which we adopted in conjunction with the closing of the equity-for-debt exchange offer. The unearned compensation has been determined as the difference between the preferred share value of $615.00 per share and the exercise price of $609.57 per share. The options vest over a two-year period.

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in millions, except share and per share amounts)